

Mail Stop 4561

December 23, 2016

Frank Gibeau
Chief Executive Officer
Zynga, Inc.
699 Eighth Street
San Francisco, CA 94103

> **Re: Zynga, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Response dated October 31, 2016**
> **File No. 001-35375**

Dear Mr. Gibeau:

We have reviewed your December 8, 2016 response to our comment letter and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 23, 2016 letter.

Form 10-K for the Fiscal Year Ended December 31, 2015

Consolidated Financial Statements

Note 1. Overview and Summary of Significant Accounting Policies

1. We note your response to prior comment 1. Please explain why you believe there are no costs to develop new games and features that are indicative of the application development stage. Describe why the period of time between the soft-launch and world-wide launch of your games is not indicative of the application development stage. Clarify the nature and extent of the development costs, including the specific processes to which they relate, as illustrated in ASC 350-40-55-3. In addition, explain why no costs

for upgrades and enhancements are capitalized after the initial product launch if it is probable that the costs incurred will result in additional functionality. We refer you to ASC 350-40-25-7.

Note 3. Fair Value Measurements

2. We note your response to prior comment 2. Please explain in greater detail why you believe the change in the estimated fair value of the contingent consideration should be recorded as research and development expense in your consolidated statements of operations. Clarify your statement that indicates the changes in the fair value of your contingent consideration are costs (or benefits) that are driven by the success or failure of future launches and features. Tell us why no in-process research and development costs were capitalized in connection with the acquisitions of Spooky Cool and Rising Tide. Provide us with the Adjusted EBITDA calculations that were specifically negotiated for each of the acquisitions for the sole purpose of measuring whether the performance consideration was earned. In addition, describe if and how the milestones were amended that allowed for settlement.

You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services